UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                       THE SECURITIES EXCHANGE ACT OF 1934

                           FIRST VALLEY BANCORP, INC.
             (Exact name of registrant as specified in its charter)


              Connecticut                             04-3806732
(State of incorporation or organization) (I.R.S. employer identification number)


Four Riverside Avenue, Bristol, Connecticut             06010
  (Address of principal executive offices)            (Zip Code)


If  this  form  relates  to  the                If  this  form  relates  to  the
registration   of  a  class   of                registration   of  a  class   of
securities  pursuant  to Section                securities  to Section  12(g) of
12(b) of the Exchange Act and is                the    Exchange   Act   and   is
effective  pursuant  to  General                effective  pursuant  to  General
Instruction A.(c),  please check                Instruction A.(d),  please check
the following box. [_]                          the following box [X]


Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered:  N/A

Name of each exchange on which each class is to be registered:  N/A

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act:


   Common Stock, no par value per share                     N/A
(Title of each class to be so registered)   (Name of each exchange on which each
                                                class is to be registered)
--------------------------------------------------------------------------------


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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT


ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

      (a)(1) The securities of First Valley Bancorp, Inc. (the "Company") to be registered consist of 3,000,000 shares of common stock, no par value per share (the "Common Stock"). No shares of Common Stock are presently issued or outstanding. The Common Stock will be issued in accordance with that certain Agreement and Plan of Reorganization (the "Plan of Reorganization"), attached hereto as Exhibit 2.1 between the Company and its wholly owned subsidiary, Valley Bank (the "Bank"). The following statements are summaries of certain provisions of the Plan of Reorganization, the Company's Certificate of Incorporation and the Bylaws and the Connecticut Business Corporations Act ("CBCA") relating to dividends, voting and preemptive rights. The statements made herein do not purport to be complete in all respects and are qualified in their entirety by reference to the full Certificate of Incorporation, Bylaws and CBCA, the first two of which have been filed as Exhibit 3.1 and Exhibit 3.2, respectively, to this Registration Statement.

      Dividends may be paid on Common Stock if and when declared by the Company's Board of Directors out of funds legally available for such purpose. Under present Federal Reserve Board policy, the Company may pay cash dividends only if payment of such dividends does not undermine the Company's ability to serve as a source of strength to its subsidiary bank. In addition, the Federal Reserve Board allow dividends to be paid (1) only out of the Company's past year's net income, and (2) only if prospective earnings retention is consistent with the Company's expected capital needs, asset quality, and overall financial condition.

      When the Common Stock is issued and delivered in accordance with the Plan of Reorganization, it will be validly issued, fully paid, and non-assessable, and not subject to any further calls by the Company. Holders of the Common Stock will possess voting power for the election of directors of the Company and for all other purposes, each holder being entitled to one vote for each share of Common Stock held. Holders of the Common Stock do not have cumulative voting rights. In general, cumulative voting (i.e., a voting system in which each shareholder has a number of votes equal to the number of shares held multiplied by the number of directors to be elected. A shareholder may allocate those votes in whatever proportion preferred (e.g., casting all votes for one candidate or dividing votes equally among candidates)) may increase a shareholder's rights to effect a change in the management of the Company. Without cumulative voting, a shareholder is unable to disproportionately allocate all of his or her shares for one candidate.

      The Company's Certificate of Incorporation provides for a staggered Board of Directors as it divides the directors into three classes, as nearly equal in number as possible, with one class elected each year. Each director of the Company holds office for a three year term.

      Holders of Common Stock will have preemptive rights. The presence of preemptive rights restricts the flexibility of the Company in raising capital by requiring it to issue shares of capital stock by first offering such new shares to existing shareholders. Consequently, a shareholder's ownership of


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Common Stock is not subject to dilution if additional shares are issued by the
Company and are purchased by the shareholders.

      The Common Stock is not presently subject to any sinking fund or restrictions on transferability or alienability. In the event of a liquidation of the Company, holders of Common Stock are entitled to a pro-rata share in all assets of the Company after payment of all amounts due to creditors.

      The Company is legally entitled to repurchase or redeem shares of Common Stock but must give the Federal Reserve Board prior notice of any such repurchase or redemption if the gross consideration for the purchase or redemption, when combined with the net consideration paid by the Company for all such purchases or redemptions during the preceding twelve months, exceeds 10% of the Company's consolidated net worth. The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe or unsound practice or would violate any law, regulation, Federal Reserve Board order, or any condition imposed by, or written agreement with, the Federal Reserve Board. This prior notice requirement, however, will not apply to the Company if the Bank continues to maintain its "well capitalized" status in accordance with applicable Federal Reserve Board regulations, maintains a "1" or "2" rating in its most recent safety and soundness regulatory examination, and does not have any unresolved regulatory issues. Except as described above, there are no other restrictions on the repurchase or redemption of Common Stock by the Company.

      The Connecticut Banking Department regulations prohibit any person from directly or indirectly offering to acquire, or acquiring, beneficial ownership of more than ten percent (10%) of any class of outstanding equity securities of the Company without the prior written approval of the Banking Commissioner.

      Pursuant to the CBCA, a "super-majority" vote of shareholders must approve certain business combinations, including mergers, consolidations, share exchanges, sales of all or substantially all assets, liquidations, dissolutions or reclassifications, involving an "Interested Shareholder" (as such term is defined below) or any other corporation (whether or not itself an Interested Shareholder) which is, or after such merger or consolidation would be, an affiliate or associate of any Interested Shareholder unless the transaction is approved by the Board of Directors or certain fair price procedural requirements are satisfied. An "Interested Shareholder" is generally defined as a person or entity who is the beneficial owner, directly or indirectly, of ten percent (10%) or more of the voting power of the outstanding shares of voting stock of the Company. Such transactions must first be approved by the Company's Board of Directors and then by the affirmative vote of the holders of at least 80% of the voting power of the then outstanding shares of the voting stock, and by two-thirds of the voting power of the outstanding shares of the voting stock exclusive of shares held by or on behalf of the Interested Shareholder, unless:
(1) the transaction is approved by the Board of Directors before the Interested Shareholder first became an Interested Shareholder; or (2) in the case of a merger, consolidation or share exchange, and in all other business combinations, certain fair price and procedural provisions are met. In general, the fair price provisions require that shareholders whose stock is acquired in a business combination be paid at least as much as the highest price the Interested Shareholder paid for shares within the two prior years or the price that the Interested Shareholder paid in the transaction by which the Interested Shareholder first became an Interested Shareholder, whichever is higher. The procedural provisions include prohibitions


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against omissions of dividends on preferred stock, reductions in dividends on
Company Common Stock and acquisitions by the Interested Shareholder of more stock of the Company.

      Under Connecticut law, a merger, consolidation, sale of substantially all of the assets of the Company and the adoption of a plan of dissolution of the Company would generally require the approval of two-thirds of the issued and outstanding shares of the Company's capital stock entitled to vote thereon. A reclassification of the Company's securities involving an amendment to its Certificate of Incorporation would require the approval of the holders of a majority of the voting power of the Company's capital stock entitled to vote thereon. Other issues requiring shareholder approval generally require the vote of a majority of the shares entitled to vote thereon. A sale of less than substantially all of the assets of the Company, a merger of the Company with a company in which it owns not less than 90% of the outstanding capital stock or a reclassification of the Company's securities not involving an amendment to its Certificate of Incorporation would not require shareholder approval.

      Connecticut law also contains additional restrictions on business combinations involving an Interested Shareholder. The law prohibits any merger, consolidation, share exchange, sale of assets, issuance or reclassification of securities, liquidation or dissolution between a Connecticut corporation and an Interested Shareholder for a period of five years after the date the person became an Interested Shareholder. This prohibition does not apply if, prior to the time the person became an Interested Shareholder, the business combination or acquisition of stock was approved by the corporation's Board of Directors and a majority of the non-employee members thereof. This provision does not apply to certain transactions, including a transaction with a person or entity who was a ten percent (10%) shareholder of the corporation on February 1, 1988 and who does not increase his, her or its interest in the corporation.

      (2) No preferred stock is being registered.

      (3) Information regarding the rights of holders of Common Stock, including dividend, voting, preemptive and liquidation rights can be found at Section
(a)(1) to this Registration Statement. The rights of holders of Common Stock may not be modified in any event or for any purpose except by a vote of a majority or more of the holders of outstanding shares of Common Stock.

      (4) Information regarding provisions in the Company's Certificate of Incorporation and Bylaws that would have the effect of delaying, deferring or preventing a change of control in the Company can be found at Section (a)(1) to this Registration Statement.

(b)   Debt Securities.

Not applicable.

(c)   Other Securities to be Registered.

Not applicable.

ITEM 2.  EXHIBITS


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Exhibit 2.1:    Agreement and Plan of Reorganization

Exhibit 3.1:    Certificate of Incorporation of First Valley Bancorp, Inc.

Exhibit 3.2:    Bylaws of First Valley Bancorp, Inc.

Exhibit 4.1     Form of Common Stock Certificate of First Valley Bancorp, Inc.

Exhibit 10.1 Lease between Valley Bank and The Carpenter Realty Co., Inc. and the S. Carpenter Construction Co. & Bristol Holding, LLC dated October 4, 1999

Exhibit 10.2 Lease between 888 Farmington Avenue, LLC and Bristol Travel, Inc. dba Global Travel Service dated April 6, 2004

Exhibit 10.3    Lease between Valley Bank and Forpicus, LLC dated October 12,
                2004

Exhibit 10.4 Employment Agreement between Valley Bank and Robert L. Messier, Jr. dated July 1, 2004, as amended November 1, 2004

Exhibit 10.5 Valley Bank Amended and Restated 1999 Stock Option and Stock Compensation Plan

Exhibit 10.6 Change of Control Agreement between Valley Bank and Mark J. Blum dated October 1, 2004

Exhibit 10.7 Change of Control Agreement between Valley Bank and Anthony M. Mattioli dated October 1, 2004

Exhibit 10.8 Change of Control Agreement between Valley Bank and Robert L. Messier, Jr. dated October 1, 2004

Exhibit 23.1    Consent of Snyder & Haller P.C.

Exhibit 24      Power of Attorney (set forth on signature page)

Exhibit 99.1 Annual Report of Valley Bank on Form 10-KSB for the year ended December 31, 2004 (without exhibits)

Exhibit 99.2 Quarterly Report of Valley Bank on Form 10-QSB for the quarter ended March 31, 2005


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                                    SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                               FIRST VALLEY BANCORP, INC.
                               Registrant


Date:  June 27, 2005           By: /s/ Robert L. Messier, Jr.
                                 -----------------------------------------------
                                       Robert L. Messier, Jr.
                                       Its President and Chief Executive Officer